UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 12, 2017

CLAYTON WILLIAMS ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-10924	73-2396863
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

6 Desta Drive, Suite 6500 Midland, TX	79705-5510
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (432) 682-6324

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events.

As previously reported, on January 13, 2017, Noble Energy, Inc. (“Noble Energy”), Wild West Merger Sub, Inc., a Delaware corporation and indirect wholly owned subsidiary of the Company (“Merger Sub”), NBL Permian LLC, a Delaware limited liability company and indirect wholly owned subsidiary of the Company (“Merger Sub II”), and Clayton Williams Energy, Inc., a Delaware corporation (the “Company” or “Clayton Williams”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Noble Energy will acquire the Company in exchange for a combination of shares of common stock, par value $0.01 per share, of Noble Energy and cash. Upon the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Noble Energy, and (ii) thereafter, the Company will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company and an indirect wholly owned subsidiary of Noble Energy.

On April 12, 2017, Noble Energy and Clayton Williams issued a joint press release announcing that the election deadline for record holders of shares of the Company’s common stock and the Company’s warrants to elect the form of consideration they wish to receive in the Merger, subject to the proration procedures described in the Merger Agreement, is 5:00 p.m. Central time on April 24, 2017, which is based on the current expectation that the transaction will be completed by April 25, 2017. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01.   Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release dated April 12, 2017

Forward Looking Statements

This current report contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, “estimates”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Clayton Williams’s current views about future events. Such forward-looking statements may include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Clayton Williams, including future financial and operating results, Noble Energy’s and Clayton Williams’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations.  No assurances can be given that the forward-looking statements contained in this current report will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite approval of the Clayton Williams common stockholders; the risk that Clayton Williams or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Clayton Williams’ businesses that are discussed in Noble Energy’s and Clayton Williams’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Clayton Williams reports on file with the Securities and Exchange Commission (“SEC”).   Noble Energy’s reports are also available from Noble Energy’s offices or website, http://www.nblenergy.com, and Clayton Williams’s reports are also available from Clayton Williams’s offices or website, http://www.claytonwilliams.com.  Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither Noble Energy nor Clayton Williams assumes any obligation to update forward-looking statements should circumstances, management’s estimates, or opinions change.

Additional Information And Where To Find It

This current report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Clayton Williams, on March 6, 2017, Noble Energy filed with the SEC a registration statement on Form S-4, as amended on March 21, 2017 (the “Form S-4”) that includes a proxy statement of Clayton Williams that also constitutes a prospectus of Noble Energy. The definitive proxy statement/prospectus was also filed with the SEC by both Noble Energy and Clayton Williams on March 23, 2017. The Form S-4 was declared effective on March 23, 2017, and the definitive proxy statement/prospectus was mailed to stockholders of Clayton Williams on or about March 27, 2017. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams may file with the SEC in connection with the proposed transaction. Noble Energy and Clayton Williams urge Clayton Williams investors and stockholders to read the Form S-4 and any other relevant documents filed with the SEC, including the definitive proxy statement/prospectus that is part of the Form S-4, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nblenergy.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Clayton Williams’s website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Clayton Williams and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams stockholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams stockholders in connection with the proposed merger is contained in the definitive proxy statement/prospectus. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 2, 2017, or in the Form S-4. You can find information about Clayton Williams’s executive officers and directors in its 10-K filed with the SEC on March 2, 2017. You can obtain free copies of these documents from Noble Energy and Clayton Williams using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLAYTON WILLIAMS ENERGY, INC.
Date: April 12, 2017
	By:	/s/ Mel G. Riggs
Mel G. Riggs
President

Date: April 12, 2017
	By:	/s/ Jaime R. Casas
Jaime R. Casas
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated April 12, 2017